SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 8

to

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.

(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value

(Title of Class of Securities)

532716107

(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
Telephone (614) 415-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2 billion	$253,400

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 80,000,000 outstanding shares of Common Stock at the maximum tender offer price of $25.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253,400	Filing Party:	Limited Brands, Inc.

Form of Registration No.:	Schedule TO	Date Filed:	October 7, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1
[x]  issuer tender offer subject to Rule 13e-4
[  ] going-private transaction subject to Rule 13e-3
[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

          This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on October 12, 2004, Amendment No. 2 to the Tender Offer Statement filed with the Commission on October 21, 2004, Amendment No. 3 to the Tender Offer Statement filed with the Commission on October 22, 2004, Amendment No. 4 to the Tender Offer Statement filed with the Commission on October 25, 2004, Amendment No. 5 to the Tender Offer Statement filed with the Commission on October 26, 2004, Amendment No. 6 to the Tender Offer Statement filed with the Commission on October 27, 2004, and Amendment No. 7 to the Tender Offer Statement filed with the Commission on October 28, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 80,000,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $21.75 and $25.00 per Share, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated October 7, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 8 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

          The information in the Offer is incorporated in this Amendment No. 8 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4. Summary Term Sheet/Terms of the Transaction

          Item 1 of the Schedule TO entitled “Summary Term Sheet” and Item 4 of the Schedule TO entitled “Terms of the Transaction,” both of which incorporate by reference the information set forth under “Summary Term Sheet” in the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), are hereby amended as follows:

          The paragraph in the ninth bullet point in the response to the question “Are there any conditions to the tender offer?” under the Section entitled “Summary Term Sheet” on page 3 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

          “Prior to the expiration of the tender offer, (i) our $1 billion revolving credit facility is not effective on the terms set forth in the facility as described in Section 9 or (ii) we are unable to draw at least $500 million on our term loan to fund the tender offer and special dividend on the terms set forth in the term loan facility described in Section 9, because in the case of clause (i) or clause (ii), our lenders (x) do not honor their obligations under the facility or (y) assert that a condition to their obligations has not been satisfied.”

Item 11. Additional Information

          Item 11 of the Schedule TO entitled “Additional Information,” which incorporates by reference the information set forth in the Offer to Purchase, a copy of which was filed with the original Schedule TO as Exhibit (a)(1)(i), is hereby amended as follows:

          The eighth sub-paragraph under the Section entitled “Conditions of the Tender Offer” on page 23 in the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

          “(8) prior to the expiration of the tender offer, (i) our $1 billion revolving credit facility is not effective on the terms set forth in the facility as described in Section 9 or (ii) we are unable to draw at least $500 million on our term loan to fund the tender offer and special dividend on the terms set forth in the term loan facility described in Section 9, because in the case of clause (i) or clause (ii), our lenders (x) do not honor their obligations under the facility or (y) assert that a condition to their obligations has not been satisfied.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber

Name: Timothy J. Faber
Title: Vice President, Treasury
/ Mergers & Acquisitions

Dated: October 29, 2004